Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

November 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Dorrie Yale

Re:	Fundrise Growth eREIT VII, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed November 18, 2024
File No. 024-12362

Dear Ms. Yale:

We filed the above-referenced Offering Statement on Form 1-A on November 18, 2024. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on November 20, 2024 at 3:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	David Roberts, Esq.